Electronic Control Security Inc.

790 Bloomfield Avenue

Clifton, New Jersey 07012

By EDGAR

March 14, 2014

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Electronic Control Security, Inc. (the “Company”)
Form 10K for the fiscal year ended June 30, 2013 (“Annual Report”)
Filed October 16, 2013
File No. 0-31026

Dear Mr. Spirgel:

This letter is in response to the comment letter from the Securities and Exchange Commission (the “Commission”) dated March 4, 2014 (the “Comment”), relating to the above referenced annual report of Electronic Control Security Inc. (“ECSI” or the "Company") and related disclosures described in the Comments.

The Comment received is addressed below.

Form 10K for the fiscal year ended June 30, 2013

Notes to Consolidated Financial Statements

Note 11 Commitments and Contingencies

Legal Proceedings, page 49

You disclosed that you have recorded $978,000 in damages claimed from Lockheed Martin as a receivable. You further disclose that you are not pursuing your claims against Lockheed Martin due to cash flow constraints. Please expand your disclosure to include your analysis of the collectability of this receivable and disclose the allowance you have recorded, if any. Also tell us how you considered the guidance in ASC 210-210-10-45-4 as it appears that this receivable balance has been outstanding longer than one year.

Response

Allowance and Collectability

The Company recorded for the year ended June 30, 2013 a specific allowance related to this receivable of $425,000 ($400,000 of which is included in the allowance for doubtful accounts) which represents approximately 43% of the gross receivable amount, and, therefore, the net carrying value is approximately $553,000. This allowance was recorded at different times at the point in time of certain occurrences, each impacting our assessment of the collectability of the receivable. When the disagreement with Lockheed Martin arose, we recorded an initial allowance of $200,000. At the time of the filing of our lawsuit, we increased the amount of the receivable to the claim amount, but did not recognize the total as revenue, recording an allowance of $25,000. When the matter was moved to the U.S. District Court in Maryland, we recorded an additional allowance of $200,000. At the times of those events and at each balance sheet date, our analysis used to determine the appropriate allowance and collectability of the receivable from Lockheed Martin took into consideration the terms of our contracts with Lockheed Martin and the facts and circumstances which gave rise to the receivable, and our discussions with ECSI’s litigation counsel in the matter.

Litigation

At the balance sheet date, we reviewed our expectations of future sales and cash flows and their effect on our ability to pursue further litigation against Lockheed Martin in Maryland in the near term. As we discussed in our press release dated July 30, 2013, “Electronic Control Releases Update on Contact Award Activity”, from July 2012 through July 2013, ECSI was awarded as the prime contractor or as a a subcontractor five separate Indefinite Delivery/Indefinite Quantity multi-year contracts with units of the Department of Defense (DoD”). We are awaiting task orders under those contracts. In addition to those specific awarded DoD contracts, we have continuously provided competitive proposals in response to inquiries for our technology and services. These proposals relate to both domestic and overseas projects. Based on those expected sales and cash flows, as of June 30, 2013, we had reasonably expected to resume the litigation in the current fiscal year such that resolution and collection would occur in our fiscal 2014. In addition, we considered our efforts to resolve and collect the receivable outside of continued litigation.

Accounting Guidance

We considered the guidance in ASC 210-10-45-4, and determined that the receivable we have with Lockheed Martin does not fit into any of the asset categories listed in the guidance. It is most closely aligned with item 45-4-c. “Receivables arising from unusual transactions”. The receivable arose, however, in the normal course of business as a Request for Equitable Adjustment, a common occurrence in our industry. Thus, even though it is a large receivable for us, it did not arise in an “unusual transaction”. Substantively, even though the receivable may not be specifically covered in the referenced guidance, as discussed in the paragraph above, we considered the collectability of the receivable in our current fiscal year and determined that its classification as a current asset was appropriate.

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing and that the staff comments, or changes to the disclosure in response to the staff comments, do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

We trust that the above addresses the comment raised in the Comment Letter. Please do not hesitate to contact me or the Company’s attorneys if we can be of further assistance.

Sincerely,

/s/ Daryl Holcomb

Daryl Holcomb

Chief Financial Officer